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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

CDW Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
12512N 10 5
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	12512N 10 5	Page	5	of	5

1	NAMES OF REPORTING PERSONS: MICHAEL P. KRASNY

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S.A.

	5	SOLE VOTING POWER:

NUMBER OF		17,256,022

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		17,256,022

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	17,256,022

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	21.91%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP NO. 12512N 10 5	13 G	Page 5 of 5 Pages

Item 1 (a)	Name of Issuer:

CDW Corporation

Item 1 (b)	Address of Issuer’s Principal Executive Offices:

200 North Milwaukee Avenue, Vernon Hills, Illinois 60061

Item 2 (a)	Name of Person Filing:

Michael P. Krasny

Item 2 (b)	Address of Principal Business Office or, if none, Residence:

Sawdust Investment Management Corp. 1622 West Willow Road, Suite No. 200, Northfield, Illinois 60093

Item 2 (c)	Citizenship:

USA

Item 2(d)	Title of Class of Securities:

Common Shares

Item 2(e)	CUSIP Number:

12512N 10 5

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

NOT APPLICABLE

Item 4:	Ownership:
(a)	Amount Beneficially Owned as of December 31, 2006: 17,256,022 shares (includes 39,746 shares held by his son). Mr. Krasny disclaims beneficial ownership with respect to the shares held by his son.

(b)	Percent of Class: 21.91%
(i)	sole power to vote or to direct the vote

17,256,022

(ii)	shared power to vote or to direct the vote 0

(iii)	sole power to dispose or direct the disposition of

17,256,022

(iv)	shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class:

NOT APPLICABLE

CUSIP NO. 12512N 10 5	13 G	Page 5 of 5 Pages

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

NOT APPLICABLE

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

NOT APPLICABLE

Item 8.	Identification and Classification of Members of the Group:

NOT APPLICABLE

Item 9.	Notice of Dissolution of Group:

NOT APPLICABLE

Item 10.	Certification:

NOT APPLICABLE

CUSIP NO. 12512N 10 5	13 G	Page 5 of 5 Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 15, 2007
Date

/s/ Michael P. Krasny
Signature

Michael P. Krasny
Name/Title